September 23, 2014

Paul Monsour

Staff Attorney

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Alpha Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 25, 2014

File No. 333-197642

The following are the Company’s responses to your comment letter of August 20, 2014.

Registration Statement on Form S-1 Filed July 25, 2014

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications, as defined under Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on our behalf, which were or will be presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain(ed) copies of the communications other than the prospectus which is the subject of this registration statement. There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2.

There is no underwriter identified on the Cover Page. On page 6, you indicate that you are selling the shares in a “direct offering.” On page 25 you identify Underhill Securities Corp. as an underwriter of this offering. Revise the prospectus throughout to provide consistent disclosure as to how and by whom the Shares and Units will be offered. Please provide the related information required by Items 501(b)(8) and 508 of Regulation S-K. If there is an underwriter, identify them on the Cover Page. Please also file as an exhibit the underwriting agreement, if applicable.

Typo reference to Underhill deleted.

Business Strategy, page 5

3.

Describe in more detail the “new drilling technology” to which you refer. Explain how these technologies would permit you to identify by-passed opportunities.

New drilling methods and technology have emerged which enable identification and development of by-passed opportunities. Fields or wells which were once shut-in or believed to have reached their economic limits may now be re-evaluated for remaining reserves utilizing the following new drilling technologies:

a)

3-D seismic surveys may be conducted over areas that were once productive based on surface geology and/or 2-D seismic. The advanced 3-D seismic which may not have been widely used in prior exploration projects is now available to enhance the capability to determine structural highs and other depositional features of the subsurface formations. Thorough geophysical interpretations of the 3-D data may result in identification of pay zones, traps or other structural features which were missed during prior exploration activities.

b)

Advancements in Hydraulic Fracturing allow cost effective utilization of chemical-laced water to break up subterranean rock formations to extract oil and natural gas. In combination with new developments in horizontal drilling, these methods have provided new life in previously explored basins which are contributing to overall US independence from foreign oil and natural gas imports.

c)

Enhanced Oil Recovery technologies wherein water or thermal intervention through steam injection into old wells or fields will facilitate reservoir flow to recover remaining reserves. The reservoir response may now be simulated through advanced software modeling which may not have been available during the initial drilling, or was not cost effective at the time the older wells were plugged.

d)

New drilling technology including new drill bits, pad drilling and mobile rigs which enable directional changes underground during drilling operations to adjust for subsurface formation calculations. Data while drilling technology is also continuously advancing. These technologies in equipment monitoring allow for shorter drilling time and more cost effective results.

4.

Explain in more detail the basis for your belief that you are “ideally suited to take maximum advantage of the opportunities that may be uneconomical to larger or heavily-leveraged oil and gas companies” particularly given your current lack of funding and why such opportunities are “unattractive to large operations.” Clarify to whom the term “large” applies.

Due to our limited funding and limited debt, Alpha is suited to enter into smaller scale opportunities without the burden of meeting costly debt service and overhead projections. Operations on this smaller scale may allow the company to be more agile, efficient and innovative in our approach to conducting operations. The business model for every company includes a projected net return on investment - taking into account the costs vs. expenses. Expenses include rents, salaries, overhead and other liabilities which must be addressed while projecting the net return on the investment. As a new company, Alpha has minimal costs that would be associated above and beyond the costs of any initial operation conducted - which costs would not be included within the operating costs charged to third party working interest owners. Therefore, the projects Alpha might undertake would be unattractive to large operators due to their need to factor in company overhead and expenses which may not apply to Alpha at this time.

Since Alpha is not tied to bank debt or other institutional funding, we do not require the same rate of return that larger companies might require for consideration of small projects. Initially Alpha will target specific projects based on our Board’s criteria for the type of play, funding required, risk analysis and anticipated return on investment. Alpha will retain a working interest or royalty interest in all projects along with Alpha’s management and fees for drilling operations.

For definition purposes, a large operator would be considered an operator who is well established and is conducting multiple ongoing operations within a single basin or with operations in multiple basins. This would include the widely defined independent oil companies, mid-size oil companies and the major oil companies.

5.

Here and elsewhere, you refer to acquiring “production.” If correct, revise to indicate that you are referring to “producing properties” rather than actual “production.”

The reference is intended to denote “acquiring producing properties”.

Risk Factors, page 7

6.

Please revise the risk factors to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering.

Risk factor added that the Company may have difficulty in raising proceeds in the offering in light of the selling shareholders offering shares concurrently with the offering.

About this Offering, page 6

7.

You indicate that the offering will conclude when you have sold all of the 400,000 Units. Address also the sales by the selling stockholders.

Revised to “sold all of the 400,000 units and all sales by selling shareholders have been completed”.

Use of Proceeds, page 12

8.

Address the adequacy of the proceeds to fund your business strategy as described elsewhere.

Disclosure added that the funds raised in this offering are expected to be sufficient to fund the Company for the next 12 months.

9.

Describe in more detail the nature of the marketing activities and capital expenditures that you would carry out using the proceeds of this offering.

We intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include one or more of the following:

•

working capital;

•

set up and marketing activities to locate and define new prospects;

•

capital expenditures for prospect acquisitions

Description of Business and Property, page 15

Business Strategy, page 15

10.

Provide us with support for your statement that there “are an abundance of good drilling prospects available that have either been overlooked or are not big enough for the larger companies” or clarify that it represents management’s belief.

Refer to response in No. 3 & No. 4 above.

11.

Clarify whether it is your intent to acquire producing properties that you will operate yourself or to acquire interests in such properties. If the latter, indicate the nature of the interests that you will seek.

Alpha intends to acquire producing properties with additional upside potential which will be operated by Alpha.

12.

Please advise whether you have any current plans, arrangements or understandings to acquire any oil and gas properties.

Negotiations are in process for acquisition of oil and gas leases located in the Central Kansas Uplift located in northwestern Kansas. Upon completion of the agreement, Alpha will operate the drilling of the first three (3) wells on the prospect area and thereby earn a 10% working interest in each well completed as a producing well. Alpha will incur no costs through the drilling of the wells. In addition, Alpha will generate revenue by serving as the designated Operator as defined in the industry standard Joint Operating Agreement which governs drilling and production operations between the Operator and non-operated interests in the well.

The Company is an “eme rgin g gro wth compan y” . . ., page 16

13.

Please describe the extent to which any of the Jumpstart Our Business Startups Act exemptions are also available to you as a Smaller Reporting Company.

Disclosure added that the Jumpstart Our Business Startups Act exemptions are also available to us as a Smaller Reporting Company regardless of our status under JOBSACT.

MD&A of Financial Condition and Results of Operations, page 16

Plan of Operation, page 17

14.

Please briefly outline the plan for and the proposed timeline for the production and development activities you disclose. We note from disclosure that the first phase of your business strategy will be to identify drilling prospects “in eastern and southeastern Colorado and Wyoming” at a depth that averages “from 1500 ft. for the Niobrara formation to a total depth of 5800 ft. for the Topeka, Heebner, Lansing Kansas City, Marmaton, Cherokee, Atoka, Morrow, Mississippian, Spergen, and Osage formations.” Discuss here, or wherever else more appropriate, the typical cost to drill a well of 1500 ft. in the Niobrara formation. If the cost exceeds the amount of proceeds you have forecast to be allocated to production and development, tell us your anticipated participating working interest in such a well.

As responded in item No. 12, it is likely that Alpha’s first project will be located in the Central Kansas Uplift located in northwestern Kansas. Drilling depths for this area are approximately 4500’ to test the Mississippian formation. The timeline for drilling the first well will be prior to 2014 year-end. Approximate cost to drill the well is $200K with additional completion cost of $150K. These costs will be paid by the partnering company and Alpha will serve as the designated operator for the drilling and production. Upon completion of a producing well, Alpha will then retain a 10% working interest in each producing well and generate production revenues based on said working interest.

Alpha’s working interest in future wells drilled will vary depending on deal terms, costs and areas of operation. Initially, Alpha will serve as the operator for drilling and production on the wells and will recoup all costs and generate proceeds by virtue of charges for operations. Alpha will also retain a carried interest in each well which will be paid for by the non-operating parties. These carried interests will serve as an entry point into establishing producing assets with no costs up front. Additional continuous revenue stream will be created through operating costs charged while serving as the designated Operator under the various Joint Operating Agreements.

15.

Please identify the principal milestones and timeline for your two phases of operation.

See response to No. 14 above.

16.

Additionally, please clarify the approximate amount of funding that will be sufficient to accomplish the company’s plan of operation.

Initially the funds from this offereing will be used for oil and gas lease acquisitions in target areas where the company has defined new drilling opportunities. Upon acquisition of the leases, Alpha will solicit accredited industry drilling partners to participate in drilling the wells and pay for most of the cost of drilling. Alpha will serve as Operator of the wells and earn a carried (cost free) interest in each well. Funds from this offering will accomplish the lease acquisition phase with partner funds covering the actual drilling and development phase. As a result Alpha will develop cash flow by virtue of income from operations and production revenue.

17.

You indicate that you will receive “increasing revenues” and you have a “short history of revenues.” Based on your financial statements, you have had no revenues to date. Furthermore, until you have sufficient funds to acquire properties and operate them so that they generate production, it is not clear how you will be able to generate revenues to fund further growth. Please advise or revise your disclosure accordingly.

Refer to response in No. 12 & No. 14 above.

Our Management, page 19

Directors, Executive Officers, Promoters and Control Persons, page 19

18.

In accordance with Item 401(e) of Regulation S-K, please provide a more complete five- year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. Further, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Davis should serve as a director, in light of the registrant’s business and structure.

The Alpha Board of Directors includes four (4) seasoned executives with over 156 years combined background and experience in oil and gas exploration, manufacturing and engineering, cost accounting, business development, real estate development, governmental interface activities and general business management. Alpha is qualified to identify and quantify a variety of oil and gas opportunities.

Mike Davis

Mr. Davis has over 33 years of experience in the oil and gas industry. He recently served as Chief Executive Officer and Chief Operating Officer of CREDO Petroleum Corporation and United Oil Corporation (Denver, CO), a publicly held oil and gas exploration company (NASDAQ “CRED”) that was sold by merger at year-end 2012 for an all cash transaction of $146 Million. While at CREDO, Mr. Davis led the successful development of the company's exploration programs including extensive exploratory drilling in Kansas and Nebraska, as well as development of the company's Bakken and Three Forks assets located in the North Dakota Williston Basin. While under Mr. Davis' leadership, CREDO was recognized as being one of the "Top Ten Oil & Gas Companies" in Denver - Denver Business Journal 2012. Before joining CREDO, Mr. Davis served as Manager of Acquisitions & Divestitures at a privately held Denver oil and gas royalty company where he managed oil and gas acquisitions and divestitures covering over 6,000 properties throughout 26 states - representing 24 separate business unit partnerships. He also served as Vice President at DRM Energy Corporation (Denver, CO) where he was responsible for business development and strategic planning for new ventures on behalf of a multi-billion dollar international joint venture group including Formosa Petrochemical Corporation (FPCC-Taiwan), Formosa Plastics (FPC-USA) and Neumin Production Company (USA). He was responsible for procuring new acquisitions on behalf of the Formosa Joint Venture Group which included evaluations of acquisitions valued at over $1 billion for a single transaction. Mr.Davis has held several other senior-level positions with energy companies located in the Rocky Mountain Region, including Cimarex Energy (Denver, CO) and Anschutz Exploration Corporation (Denver, CO). He also currently serves as Executive Member of BlackRock Oil and Gas, LLC (Denver, CO), a company engaged in evaluations and acquisitions of oil and gas leases, royalty interests, mineral interests and participation in joint venture drilling partnerships. Mike has been involved in private ownership and operations of various other entities which include real estate development, construction management and oil and gas investments.

Mr. Davis received his Bachelor of Science Degree in Business Administration - Industrial Relations from Colorado State University, and he completed the Energy Executive Management Program at the University of Oklahoma, Price College of Business. He was awarded the honorable designation of “Who’s Who in Energy” in the Denver Business Journal in November 2012. Mike has also been acknowledged in the annual publication of the Oil and Gas Investor Magazine edition of “Who’s Who in Exploration and Production – Acquisitions & Divestitures” every year since 2010. Among his other charitable activities, he serves on the Board of Directors for the Rocky Mountain Chapter of Oilfield Helping Hands - a nonprofit organization devoted to providing financial assistance to oilfield workers and families in crises.

19.

Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note your statement that you have “no employees, but . . . four (4) officers and directors who are non-employee Directors.”

Mr. Davis – part to full time as needed.

Mr. Croci – part to full time as needed.

Ms. Ziegler – part to full time as needed.

Mr. Kemp – part to full time as needed.

Selling Stockholders, page 24

20.

For every non-person listed in the table, identify the beneficial owner – i.e. person or persons having voting or investment power over those shares. This comment applies also to the table on page 21.

Selling Stockholder list revised.

21.

The last column on the right should indicate the percentage of the class of the security that will be held by each holder. According to the current disclosure, each selling stockholder will hold 99% of your outstanding common stock. See Item 507 of Regulation S-K. Please advise or revise.

Revised where correct to confirm that each selling shareholder is each only having 1% of their holdings registered for sale.

Plan of Distribution, page 25

22.

You indicate in the first paragraph that “sales may be at fixed or negotiated prices.” As you are not eligible to conduct an at the market offering, it is not clear to us how you would be able to sell at “negotiated prices.” Please advise or revise.

Revised to fixed price of $0.25.

Recent Sales of Unregistered Securities, page II-1

23.

For each sale of unregistered securities during the past three years, please disclose the form of consideration and aggregate offering price. Clarify whether this was one offering. If not indicate the date sold and the amount sold. See Item 701(a) and (c) of Regulation S-K.

The Company has only had 1 offering within the last 3 years. 700,000 Common Shares and 700,000 Warrants at a price of US $0.15 per Unit for an aggregate of $ 105,000.

Financial Statements, page F-1

24.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Updated financials and disclosures included.

25.

Please file a written consent from your independent registered public accountant. Refer to Item 601(B)(23) of Regulation S-K.

Written consent attached as Exhibit 23.1.

Report of Independent Registered Public Accounting Firm, page F-2

26.

Please have your independent accountant revise the third paragraph to remove reference to your financial position as of December 31, 2012 as this date is prior to your inception. Additionally, the reference in the fourth paragraph to Note 3 does not appear to refer to the applicable footnote.

Revised.

Balance Sheet, page F-3

27.

Please revise the title of the “Intangible asset” line item to more accurately reflect the nature of the asset, as described on page F-10. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance on balance sheet presentation requirements for capitalized costs not subject to amortization and capitalized costs that are subject to amortization.

Revised.

Notes to Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Oil and natural gas properties, page F-8

28.

Please clarify your reference to “proved recoverable reserves” in your policy statement regarding the transfer of unevaluated property to the amortization base. In this regard, costs associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether proved reserves can be assigned to such properties. Refer to Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Reference clarified.

Note 4 – Stock, page F-10

29.

We note you issued common shares in exchange for services and the acquisition of an oil and gas lease. Please expand your disclosure to address the disclosure requirements of FASB ASC 505-50-50-1.

Additional disclosure added.

Signatures, page II-4

30.

Please include signatures of the principal financial officer and the principal accounting officer or indicate that one or more of the existing signatories is serving in such capacities. Refer to the Instructions to Signatures in Form S-1.

Additional titles of Principal Financial Officer and Principal Accounting Officer added.

Very truly yours,

/s/ Michael D. Davis

Michael D. Davis, President

Alpha Energy, Inc.